FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE

TO EXCHANGEABLE SHARE RATIO

Calgary, Alberta – August 16, 2004 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) is pleased to announce an increase to the Exchange Ratio of the Exchangeable Shares of Enterra Energy Trust from 1.06059 to 1.06989.  This increase is effective on August 16, 2004.

The increase in the Exchange Ratio is calculated as follows:

Record Date of Enterra Energy Trust Distribution	July 31, 2004
Opening Exchange Ratio	1.06059
Enterra Energy Trust Distribution per Unit	US$ 0.12
Ten Day Weighted Average $US Trading Price of EENC-Q (prior to August 15, 2004)	US$13.69
Increase in Exchange Ratio *	0.00930
Effective Date of the Increase in Exchange Ratio	August 16, 2004
Exchange Ratio as of Effective Date	1.06989

*  The increase in the Exchange Ratio is calculated by multiplying the Enterra Energy Trust Distribution per Unit by the Opening Exchange Ratio and dividing by the Ten Day Weighted Average US$ Trading Price of EENC-Q.

A holder of Enterra Energy Corp. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Olympia Trust Company at its principal transfer office at Suite 2300, 125 - 9th Avenue SE, Calgary, Alberta T2G 0P6.

FOR FURTHER INFORMATION PLEASE CONTACT:

Conpany Contacts:

Investor Relations Counsel:

Enterra Energy Trust

The Equity Group

Luc Chartrand, President and CEO

Linda Latman (212) 836-9609

Telephone (403) 213-2502

Sarah Svindland (212) 836-9611

Fax  (403) 294-1197

www.theequitygroup.com

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com